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                                                             Exhibit 99.9

                            [HEALTH CARE REIT LOGO]


F O R    I M M E D I A T E    R E L E A S E

                                                March 7, 1997
                                                For more information contact:
                                                Erin Ibele - (419) 247-2800
                                                Ed Lange - (419) 247-2800

                        HEALTH CARE REIT, INC. ANNOUNCES
                    SALE OF 3,000,000 SHARES OF COMMON STOCK

Toledo, Ohio, March 7, 1997..........Health Care REIT, Inc. (NYSE/HCN) announced that it has filed a prospectus supplement with the Securities and Exchange Commission for an offering of 3,000,000 shares of Common Stock at a market price of $24.375 per share. It is anticipated that closing and delivery will occur on or about March 11, 1997. The net proceeds of the offering are estimated to be $69,015,000, which will be used to invest in additional health care properties. The Company has granted to the underwriters of the offering an over-allotment option to purchase up to an additional 450,000 shares. In the event the underwriters exercise their full over-allotment option, the net proceeds to the Company could increase to approximately $79,412,000.

"This is the largest offering of common stock ever completed by the Company," stated George L. Chapman, chairman and chief executive officer of the Company. Chapman added, "The support provided by the capital markets is a significant step in advancing the Company's overall capital plan."

Alex. Brown & Sons Incorporated is the Manager of the underwriting group, and NatWest Securities Limited, Smith Barney Inc. and Everen Securities, Inc. are Co-Managers.

Health Care REIT, Inc., with headquarters in Toledo, Ohio, is a real estate investment trust, which invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. The company has investments in 137 health care facilities in 28 states and has total assets of approximately $520 million.